Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in Thousands)

	Year Ended December 31,					June 30,
	2000	2001	2002	2003	2004	2004	2005
Pretax income from continuing operations	$97,329	$88,546	$99,293	$239,504	$262,344	$139,949	$170,489

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$93,220	$92,518	$84,732	$100,177	$139,385	$60,171	$92,031
Ground Rent 33%	$244	$234	$252	$398	$587	$258	$545
Preferred Dividends	$42,563	$46,343	$50,940	$53,441	$50,706	$23,122	$27,583
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$136,027	$139,095	$135,924	$154,016	$190,678	$83,551	$120,159

Capitalized interest during the period	$(18,200)	$(12,927)	$(9,157)	$(11,478)	$(9,882)	$(5,029)	$(4,912)
Preferred Dividends	$(42,563)	$(46,343)	$(50,940)	$(53,441)	$(50,706)	$(23,122)	$(27,583)
Amortization of capitalized interest during the period	$1,880	$2,311	$2,616	$2,999	$3,328	$1,667	$1,828
Majority-owned subsidiary adjustments	$19,593	$21,502	$21,570	$5,365	$5,013	$2,110	$2,660
Equity Company Adjustments	$(23,296)	$(18,560)	$(32,769)	$(52,917)	$(40,895)	$(25,164)	$(14,566)
Equity Company Adjustments Distributed Income	$23,296	$18,560	$32,769	$52,917	$40,895	$25,164	$14,566

Earnings before income taxes and fixed charges	$194,066	$192,184	$199,306	$336,965	$400,775	$199,126	$262,641

Ratio of earnings to combined fixed charges and preferred dividends	1.43	1.38	1.47	2.19	$2.10	$2.38	$2.19